Filed by Marathon Oil Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: ATB Holdings Inc.

Commission File No.: 333-119689

Additional Information

In connection with the proposed transfer to Marathon Oil Corporation by Ashland Inc. of its interest in Marathon Ashland Petroleum LLC and certain other businesses, each of Marathon, New EXM Inc. and ATB Holdings Inc. has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4, as amended, that included a definitive proxy statement of Ashland and a prospectus of Marathon, New EXM and ATB Holdings.  Investors and security holders are urged to read the definitive proxy statement/prospectus because it contains important information.  Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by Marathon, Ashland, New EXM and ATB Holdings with the SEC at the SEC’s web site at www.sec.gov.  The definitive proxy statement/prospectus and other documents filed by Marathon may also be obtained for free from Marathon by calling Investor Relations at 713-296-4171.

Forward-Looking Statements

This release contains forward-looking statements with respect to the completion of the acquisition of Ashland’s 38 percent interest in MAP and certain other businesses. Some factors that could affect the acquisition include Ashland shareholder approval, Ashland public debt holder consents, and updated Ashland solvency opinions. The foregoing factors, among others, could cause actual results to differ materially from those set forth in the forward- looking statements. In accordance with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2004, and subsequent Forms 10-Q and 8-K, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

On June 14, 2005, the following internal announcement was made to all employees of Marathon and Marathon Ashland Petroleum LLC and to the employees located at the headquarter offices of Speedway SuperAmerica LLC.

MAP TRANSACTION UPDATE

6/14/2005

While Marathon’s acquisition of the minority interest in MAP is expected to close on Thursday, June 30, the official name change of Marathon Ashland Petroleum LLC to Marathon Petroleum Company LLC (MPC) will not be effective until Thursday, Sept. 1, in order to allow adequate time for notification and corporate identity updates to occur. The new MPC logo (below) will be effective on Sept. 1 as well.

In addition, the Marathon Ashland Pipe Line LLC (MAPL) name will be changed to Marathon Pipe Line LLC (MPL) on Sept. 1. The MPL name is currently used by Marathon’s offshore pipeline organization, which is expected to be renamed.

Finalization of a closing agreement with the IRS and early termination of the applicable waiting period by the Federal Trade Commission satisfied two of the conditions necessary to close the transaction. Ashland Inc. has commenced a tender offer to purchase its publicly traded debt. Ashland shareholder approval will be determined at a special meeting on Wednesday, June 29.

Look for more information in the near future regarding the finalization of the transaction process.

[Marathon Petroleum Company LLC Logo]